July 17, 2007


Mail-Stop 4561


Mr. John W. Alexander
Chairman, President and Chief Executive Officer
Northfield Bancorp, Inc.
1731 Victory Boulevard
Staten Island, New York 10314

Re:	Northfield Bancorp, Inc.
	Form S-1
	Filed June 11, 2007
	File No. 333-143643


Dear Mr. Alexander:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Holding Company Prospectus
Summary, page 1
1. Revise to add a brief subsection for "Liquidation Account" and briefly describe the purpose, the amount, and, the impact on depositors who use their account balances to purchase shares.



After-Market Performance Information, page 8
2. Revise the table to include the following:
* Parenthetically add the date of conversion and principal market after the name of each institution; and,
* Add a column and disclose the performance as of the most recent practicable date ,i.e., calculate the gain/loss since the conversion to the "as of" date.

Our Officers, Directors and Employees..., page 9
3. Revise to reconcile the disclosure with the bullets on page 7.
In
this regard, use bullets for the first two paragraphs and include the
shares to be purchased in the offering, the percentage of those to be
sold and the percentage of those to be outstanding. For example, the
bullet on page 7 indicates a benefit plan that will issue options representing 10% of the shares sold in the offering. Page 9 is unclear if the 4.90% represents the same amount, i.e., is 10.0% of the shares sold the same as 4.9% of outstanding shares. In addition, clarify on page 9 if these shares will be purchased in the
offering
or purchased in open market transactions after the offering.
4. Revise to add a footnote to the "Percent of Shares Sold" column in
the table appearing on page 10 and clarify why the bullets on page
7
have different percentages.

Our Policy Regarding Dividends, page 13
5. Revise to indicate the amount, assuming sales at the mid-point, of available for dividends to shareholders as of the most recent practicable date.

Our issuances of Shares of Common Stock to the Charitable
Foundation,
page 14
6. Revise the third full paragraph on page 15 to clarify if the Company will no longer make annual contributions to charity. If not, quantify the expected annual donation for this year and next and the impact on the company`s ability to deduct.
7. Revise the second full paragraph on page 15 to clarify if the existing directors will be non-employee directors and, if not, name those to be appointed.

Risk Factors
Risks related to Our Business
We Are Party..., page 20
8. Revise to explain how the agreement "could" restrict your ability to receive regulatory approval and if it has in the past.

A Significant Portion of Our Loan Portfolio is Unseasoned, page 22
9. Revise to include the corresponding numbers for non-performing loans for each category discussed. For example, commercial real estate non-performing loans have increased from $1.7 million at 12/31/03 to $5.7 million at 3/31/07.

Capitalization, page 38
10. Footnote 4 states that the "Additional paid-in-capital" line item includes the value of shares issued to the charitable foundation; however, it appears that this value is included in a separate line item entitled "Contribution to charitable foundation" line item. Please revise or advise.

Business Strategy, page 55
11. Revise the third bullet to indicate whether or not there are any plans, arrangements, and/or understandings to add branches and/or dispose of branches or make any acquisitions.

Investments, page 92
12. With regard to the statement in the third paragraph on page 92 that at March 31, 2007, no asset-backed securities were held, and noting the tables on page 95 indicating millions in mortgage-backed securities, revise to reconcile the statement with the table.
13. Revise to address the following items:
* Are any of the asset-backed securities in the portfolio collateralized by subprime mortgages and, if so, disclose the amount;
* How are fair values derived for the REMICS, Freddie Mac and Fannie
Mae issued securities; and,
* What are the markets for trading in each of these securities.

Subsidiary Activities, page 101
14. Revise to disclose the Company`s investment in these subsidiaries as of the most recent practicable date. In addition, explain the purpose of NSB Services and NSB Realty and the assets held as of the most recent practicable date.







Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies
(e) Loans, page F-8
15. Please revise to disclose your policy for charging off uncollectible loans. Refer to paragraph 13(c)(2) of SOP 01-6.

Note (2) Securities Available-for-Sale, page F-13
16. Please refer to the guidance of paragraph 21 of EITF 03-1, which requires that certain information be disclosed as of each balance sheet date presented. Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005. Please revise to include a similar disclosure for securities held-to-maturity as of December 31,
2005 as well.

Note (11) Regulatory Requirements, page F-39
17. Please revise to disclose the requirements of the informal agreement with the FDIC and NYSBD.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Michael
Volley
at (202) 551-3437 or Kevin Vaughn at (202) 551-3437.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3698.



							Sincerely,


							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Ned Quint, Esq.
	Luse Gorman Pomerenk & Schick P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2007
	Facsimile (202) 362-2902





Mr. John W. Alexander
Northfield Bancorp, Inc.
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